February 4, 2020

Emails: alperr@sec.gov and lippmannb@sec.gov!

Division of Corporation Finance

Attn.: Staff Counsel Ronald Alper, Esq. and Brigette Lippman, Esq.

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

Washington, D. C. 20549

Re:	Verax Research Services, Inc.
Amendment No. 1 to Its Offering Statement on Form 1-A Originally Filed June 28, 2019 File No. 024-11029

Dear Staff Counsel:

On June 28, 2019, in connection with the sale at $6.25 per share of up to 8,000,000 shares of common stock of Verax Research Services, Inc. (the “Company”), we filed the Company’s Form 1-A with the Securities and Exchange Commission (“SEC”) pursuant to Regulation A (the “Regulation”) under the Securities Act of 1933, as amended (the “Securities Act”). In response to the staff’s associated July 29, 2019 SEC comment letter (the “comment letter”) relating to the Company’s Form 1-A, we hereby file this response to the staff’s comments. Please note that this SEC Response Letter (being filed concurrently as a “Communication” on EDGAR) relates to Amendment No. 1 to the Form 1-A (the “Amendment”) which is also being filed concurrently on EDGAR. This Response Letter responds to the comments in the indicated order. We apologize for the delay in responding to the comment letter due to marketing considerations.

In the foregoing context, please be advised that this Response Letter provides the text of the respective staff comments and our Italicized responses thereto:

Offering Circular on Form 1-A Filed June 28, 2019

Verax Research Services, Inc.	Page 2 of 7

General

Comment 1: “...Throughout your offering circular, please clarify your business description and distinguish between your planned and current operations. For example:

•	On page 21, you refer to your projects and/or research with the Kansas University Medical Center, Kidney Institute, Polycystic Kidney Disease Group, the Immunology Department at the University of South Alabama (Mobile, Alabama), and the McLaughlin Research Institute (Great Falls, Montana). Disclose if you have any agreements with these entities and file any material agreements as exhibits. See Item 17(6) of Form 1-A...”

Response: The Company, through its management, has had longstanding and ongoing substantive scientific relationships with former colleagues associated with the named medical and research institutions. The disclosure in the Offering Circular is fundamentally accurate. However, we failed to explicitly state that the discussions continue with each of the identified institutions but, to date, has not resulted in finalized agreements. Indeed, the respective Institutional Review Boards (“IRBs”) for each of the identified medical and research institutions are establishing various protocols and guidelines based on evidence-based medicine, establishment of ages of patients in these studies, inclusion and exclusion criteria together with the establishment of benchmarks and other timelines to the success of these studies. Because of the sensitivities, confidentiality and IP surrounding these studies, universities do not want to announce these protocols publicly in order to stay ahead of potential competitors. In addition, the Company is still processing a “Statement of Work” that will determine budgets surrounding these studies. The associated Offering Circular text has been expanded to so reflect.

•	“...On page 23, disclose whether your business services are currently operational...”

Response: Absolutely. Since formation, the Company has engaged in a number of activities in support of its business plan, namely organization of the Company, vending in intellectual property needed, hiring employees, creating websites, creating a supply chain consistent with the Company’s business plan, operationalize its three business services of (i) Verax eMarketplace relating to buying and selling hemp for qualified trading partners; (ii) Product Design Services and testing for purity for food companies, restaurants and wine vineyards as well as cosmetics, cosmeceutical and nutritional supplement companies; and (iii) planning for creation of orphan drugs with emphasis on children’s diseases. Consistent with that process, Verax eMarketplace became fully functioning during the 2nd and 3rd quarters of 2019. Its major focus has been selling seeds, clones and seedlings to some 40+ buyers of these previous mentioned hemp entities in four (4) states namely Maryland, Virginia, New York and (principally, to date) Tennessee. Also during the 2nd and 3rd quarters of 2019, Verax eMarketplace has established both verbal and written direct purchasing agreements with our sellers of seeds, including our main supplier of three different variety of clones. Moreover, during the 4th quarter, Verax has established “Forward Sell/Consignment Contracts with major growers in Alabama and Tennessee, which includes selling their biomass for processing to produce end-products such as hemp oil, hemp distillate and hemp isolates and offering to sell their hemp flower for “smokables.”

While the Company has not started hemp biomass processing as yet, it is in negotiations with several properties in the states of Alabama and Maryland which are expected to result in that production capability in the 1st or 2nd quarter of 2020. To that end, the Company has entered into a production and processing Agreement in the 3rd quarter of 2019, replacing a prior firm that could arrange the needed funding for such processing capability. Not coincidentally, there are multiple critical factors in determining where the Company will conduct its processing business, including tax incentives offered, cost of the associated properties, zoning regulations, current residing infrastructures (FDA and/or cGMP compliant), free-zone trading status as well as access to major transportation routes whether highways, rails and/or port authorities. In addition, and most importantly, the Company places a tremendous amount of confidence on the purity, quality assurance and quality control of every product which is or will be handled through the Verax eMarketplace. By way of example, the Company is also in discussions with leading U.S. pharmacists associations to establish a certification procedure for all hemp constituent-containing products planned to be marketed to pharmacists for thru sale to their pharmacy customers. Management believes the relationship with those U.S. pharmacist associations will be completed by mid-2020.

1333 Sprucewood Deerfield, IL 60015 Fax: 484-450-5130; Phone: 847.948.5431	Randy@securitiescounselors.net

Verax Research Services, Inc.	Page 3 of 7

Thus, the Company requires the validation of these products through impeccable testing for purity, utilizing equipment that is ISO 17025 certified and labs that are also certified and accredited by the American Association of Laboratory Accreditation (A2L2). In fact, the Company’s Standard Operating Procedures and surrounding testing and validation (which are transferable to the Company’s other research activities), in management’s opinion, will contribute to other phases of our business plan, not least of which is its contemplated orphan drug development once adequate funding is achieved as expected in this current IPO.

•	“...You state on page 23: "Verax is located at Johns Hopkins University . . ." Clarify whether you are affiliated with the university...”

Response: The Company is not affiliated with Johns Hopkins University (“JHU”). By way of background, the Company’s offices are in the Academic and Research Building located at 9601 Medical Center Drive (the “ARB Building”) in Rockville, Maryland on the “Rockville Campus of Johns Hopkins University.” The ARB Building is owned by JHU and leased to tenants like the Company, the National Cancer Institute and similar research-oriented organizations and companies. In the spirit of full disclosure, the relationship that allowed the Company to take over this sublease is long standing (going back to 2004) because the founders of the Company had partnered with JHU to support the development of the former Mid-Atlantic Healthcare Investors Network by providing assessment of entrepreneur proposals brought forth for early stage venture funding including JHU-affiliated professor-generated companies. Very simply, the Company’s only direct current relationship with JHU is through a sublease of facilities in the ARB Building and, in the Company’s view, the rate on its sublease is consistent with other companies and organizations selected to be on the JHU Rockville campus. Given this comment to clarify the relationship, we have added to the Offering Circular text that will preclude any inference of any affiliated relationship between JHU and the Company.

•	“...On page 24, disclose whether your royalty free perpetual licenses are material to your business. If so, file the license agreements as exhibits...”

Response: Upon reflection, the subject License Agreement is material (or has the potential to be). Rather than dispute that conclusion and in the interest of full disclosure, we have expanded the text and have added the License Agreement to the Part III Exhibits.

•	“...On page 24, clarify how you raised $6.5 million and what operations, if any, you conducted in Linden, Tennessee. On page 33 you state: "The commitment to issue 2,455,000 additional shares is contingent upon the seller delivering a clear, clean unencumbered title to the property by December 31, 2019..."

Response: Prior to drafting and filing the Form 1-A with the Commission, the Company made a private offering to accredited offerees using a Private Placement Memorandum prepared by counsel. Closing occurred in February 2019 and the shares so acquired are included in the financials provided in the Form 1-A. Such offering was exempt pursuant to Section 4(a)(2) of the Securities Act of 1933 (and associated Rule 506 thereunder), having been made to pre-existing investors and to prospective investors with whom management has pre-existing relationships.

As to the staff’s Linden property query, the Linden property was successfully used as a center of excellence in 2019 for development of standard operating procedures for hemp seed selection, hemp farming equipment and technology assessment currently available commercially for modification to meet the Tennessee topography requirements. Additionally, hemp cultivation and harvesting was performed on the Linden property to assess the Company’s refining requirements and Standard Operating Procedures (SOPs) for hemp growers. The development of these standards establish the platform for the Company to contract with those hemp growers for 2020 (and beyond) for its contemplated hemp processing, distillation and processing.

1333 Sprucewood Deerfield, IL 60015 Fax: 484-450-5130; Phone: 847.948.5431	Randy@securitiescounselors.net

Verax Research Services, Inc.	Page 4 of 7

As to the requirement of delivering a clean title to the Linden property, the selling party has recently requested the Company to extend the closing date on the property from December 31, 2019 to November 20, 2020, the current maturity on the seller’s funding loan. This request is still under consideration by the Company pending potential renegotiation of the number of shares for the payment of the remaining fifty percent (50%) stake in the Linden property. Through the Company’s hemp seeds to harvesting research in 2019, the Linden property (in the Company’s opinion) is now a “benchmark” in the hemp industry. In any event, the Linden property is now designated as the Center of Excellence for Tennessee Hemp Growers and the State of Tennessee Department of Agriculture.

•	“...On page 24, describe the material provisions of your agreements with the Sovereign Tribal Nations and file these agreements as exhibits...”

Response: Through long standing working relationships developed and enhanced over the last two decades between the Company’s Chairman and (i) U.S.-based Sovereign Tribal Nations on U.S. Federal Government Contracts and (ii) on Central and South American-based Sovereign Tribal Nations, there are on-going joint contractual discussions and hemp production commitment contracts. While none are concluded to this date, the Company anticipates that the Company will receive a series of hemp production commitment contracts in 2020’s 2nd quarter.

It is anticipated that any resulting contract(s) will be between the Company’s Chairman and the respective Sovereign Nation consistent with a cultural preference for any long term commitments be with individuals with whom respective Sovereign Nation(s) has/have grown to trust, not com-panies. Any such contractual commitment is expected to result in the Company agreement to buy hemp constituents from those Sovereign Nation(s).

•	“...On page 25, you disclose “relationships with growers, companies and joint ventures in Alabama, Arkansas, Kentucky, Mississippi, Georgia and North Carolina.” Disclose whether these relationships are based on any agreements. File any material agreements as exhibits...”

Response: The Company is committed to strict adherence to all federal and state governance regulations and each of the primary state targets for the Company’s operations are summarized in this analysis consistent with the overarching USDA Final Guidance issued October 31, 2019 (the “Guidance”). We don’t think the information and/or the associated regulations are material in character. Consequently, we don’t think the associated (and massive amount) of state regulations are required to be filed as Part III Exhibits to the Form 1-A; nonetheless, the Company will be happy to forward such collection of regulations as currently constituted upon request from the staff. In contrast, while not technically material in following traditional standards of analyses, we will be filing as a Part III Exhibit the USDA’s 2019 Guidance. The Company We are so filing because, in management’s opinion, the States will in the main defer to the Guidance. We believe that filing the Guidelines is consistent with the spirit of full disclosure (and to give the staff comfort on the issue and to demonstrate to the Staff the quality of the Company’s due diligence and associated disclosures). By way of example, to the extent that federal and state regulations may differ, the Company will perform its business services in a given state utilizing the more restrictive of the differing regulations.

Four of the Company’s six targeted states lagged behind in local legislative approval and/or regulatory process guidance, namely Arkansas, Georgia, Mississippi and North Carolina. These developments occurred subsequent to the June 28 (and only) filing to date and we have adjusted the language accordingly. The disclosures in Maryland and Tennessee have also been updated.

•	“...Clarify the meaning of the last sentence in the first paragraph on page 39 relating to Mr. McGraw...”

1333 Sprucewood Deerfield, IL 60015 Fax: 484-450-5130; Phone: 847.948.5431	Randy@securitiescounselors.net

Verax Research Services, Inc.	Page 5 of 7

Response: The reference to Mr. McGraw resulted from an editing failure by Company’s counsel. Very specifically, when drafting the Form 1-A from a prior model document used as a starting point the Company’s Form 1-A, counsel did not delete the erroneous reference. The cited textual passage formerly found on page 39 has been excised from the text.

•	“...In several sections, you disclose that the company has never performed a stock split; however, in other sections you disclose that on May 3, 2019, the company affected a 5,000:1 stock split of its common stock. Please reconcile...”

Response: The reference to no stock splits in the text of the Offering Circular obviously, regrettably cannot be reconciled with the Footnote 2 Basis of Presentation treatment relative to the May 3, 2019 5000 to 1 forward split. The financial statements were correctly restated to reflect the post‑split share amounts for all periods presented but the gratuitous references to no splits was not caught by the working party. To put this issue away, the no stock split references have now been excised from the several textual passages so containing and we further state affirmatively that further stock splits (forward or reverse are contemplated at this time.

Risk Factors

The Company is Subject to Direct Government Regulations…, page 8

Comment 2. “...Please disclose here and in the Description of Business section the material risks and effects of existing or probable governmental regulations, including the regulations in Tennessee, regarding engaging in the hemp and CBD business. See Item 7(a)(2) of Form 1-A...” ‘

Response: Consistent with the staff’s Comment 3, the following additional paragraph is being added to the subject Risk Factor: “...Although each state’s regulations will vary slightly from the other, many states will now follow and be guided by the USDA Final Version Guidelines dated October 31, 2019 (the “Guidelines”). Although the USDA is accepting feedback from all interested parties in the U.S. (literally “Grower’s, Farmers, Processors, Dispensaries, Wholesalers, Distributors, Brokers, etc.”), the Company has been advised that the USDA will follow the Final Version of the Guidelines until they are either challenged in court, or reviewed periodically and receive feedback from their various constituents. In order to be compliant with the USDA Guidelines and state standards in the states in which VRS does business, it is imperative that VRS reviews these guidelines on a monthly basis and to subscribe to the USDA and State’s Newsletters and Monthly Reports. Most importantly from a risk perspective, based on the USDA’s November Webinar, Total THC cannot exceed above 0.3%. Moreover, the Guidelines require the regulated parties are required to (i) test and validate all hemp materials often and (ii) use laboratories that are accredited and certified by the American Association of Laboratory Accreditation (“A2L2”) and that the laboratory equipment that is used to run the test is ISO 17025 approved (a calibration standard). As stated above, to the extent that federal and state regulations may differ, the Company will perform its business services in a given state utilizing the more restrictive of the differing regulations...”

1333 Sprucewood Deerfield, IL 60015 Fax: 484-450-5130; Phone: 847.948.5431	Randy@securitiescounselors.net

Verax Research Services, Inc.	Page 6 of 7

Company Verax Research Services eMarketplace Division Update, page 27

Comment 3: “...Please attach as exhibits the agreements referenced in the last paragraph of this section, if material. See Item 17(6) of Form 1-A....”

Response: The subject Marketing Support Agreement (also called an Acquisition Agreement because of timing differences as described in the sentence following) has already been filed as Exhibit 6.0 in Part III (Exhibits). Originally there was envisioned to between the Company and Domaine Global, LLC a Marketing Support Agreement, drafted but never executed. During the course of those negotiations, the Company concluded it should acquire Domaine Global, LLC and the parties entered into the associated Acquisition Agreement (at which time the associated license was transferred to the Company).

Products and Services Positioning, page 30

Comment 4: “...Please clarify whether the “Marketing Support Agreement” with Domaine Global, LLC is related to the “Acquisition Agreement” with Domaine Global, LLC filed as exhibit 6.0.

Response: As described above, the Domaine Global, LLC Marketing Services Agreement was originally contemplated. However, the Company instead chose to acquire Domaine Global, LLC—at which time the license was transferred to the Company and the relationship was characterized as an acquisition. In view of the staff’s comment, the Offering Circular has been edited to preclude (we believe) such confusion.

Description of Property, page 32

Comment 5: “...Throughout the offering circular, you refer to your Baltimore, Maryland and Foley, Alabama facilities. Please reconcile your disclosure...”

Response: Given the passage of time, the disclosures in the filed Offering Circular need updating. Accordingly, the disclosures relating to the Baltimore and Foley facilities have been upgraded and made internally consistent.

Directors, Executive Officers and Significant Employees, page 36

Comment 6: “...On page 38, please identify the “leader… expected to replace J. Randall Hoggle...”

The current succession plan is that Garrett W. Lindemann, PhD will assume the role of Chairman and remain CEO when Dr. Hoggle completes his tenure on the board in August 2021. Such disclosure has been added to the cited passage in the Offering Circular.

1333 Sprucewood Deerfield, IL 60015 Fax: 484-450-5130; Phone: 847.948.5431	Randy@securitiescounselors.net

Verax Research Services, Inc.	Page 7 of 7

You will note that we have named Dalmore Group, LLC as Selling Agent/accommodating broker. Dalmore is required to clear its compensation arrangements with FINRA and will be seeking FINRA’s advice that it has no objections to the compensation arrangements prior to qualification.

We acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Upon completion of the review of this Amendment, we trust all comments will have been satisfied and you can advise us that the Company’s Offering Statement can be qualified/declared effective at a mutually convenient time, hopefully on or about March 3, 2020. We are of course prepared to file a Request for Acceleration to coordinate such date of effectiveness as soon as that would be productive and, in turn, file the finalized Offering Circular per Reg A Rule 253(g)(1) on a timely basis.

Thank you for your assistance and prompt review of these materials.

Should you have any questions during the course of your review, please let me know.

Very truly yours,

Randall S. Goulding

SECURITIES COUNSELORS, INC.

1333 Sprucewood Deerfield, IL 60015 Fax: 484-450-5130; Phone: 847.948.5431	Randy@securitiescounselors.net